Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

December 3, 2010

VIA EDGAR TRANSMISSION

Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	The Purisima Funds (the “Trust”) File Nos.: 333-09153 and 811-07737 The Purisima Total Return Fund (S000005935) The Purisima All-Purpose Fund (S000005936)

Dear Mr. DiStefano:

This correspondence is being filed in response to the oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on behalf of the Trust, on November 17, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement.  PEA No. 23 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 12, 2010, for the purpose of conforming the Trust’s Prospectuses for its series, The Purisima Total Return Fund and The Purisima All-Purpose Fund (each a “Fund,” and together, the “Funds”), to the Summary Prospectus Rules as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response letter to the comments made by the staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Purisima Total Return Fund

1.	Staff Comment: In the Summary Section – Investment Objective, please define “total return.”

Response:  The Trust responds by adding explanatory text to the Fund’s - “Investment Objective” disclosure as follows:

“The Purisima Total Return Fund (the “Fund”) seeks a high total return.  (Total return includes capital appreciation, dividend and interest income, and distributions.)”

2.
Staff Comment:  In the Summary Section – Fees and Expense of the Fund, please revise the caption, “Less Fee Waiver/Expense Reimbursement,” in the Annual Fund Operating Expenses table, to read “Fee Waiver and/or Expense Reimbursement” to conform to the captions suggested in Form N-1A, Item 3, Instruction 3(e).

Response:  The Trust responds by stating that Fisher Asset Management, LLC (the “Adviser”) did not need to waive any fees or reimburse any expenses during the last fiscal year and, therefore, the caption can be deleted.  However, during the most recent fiscal year the Adviser was able to recoup fees previously waived; accordingly, the Trust has revised the table as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees		1.00%
Distribution (12b-1) Fees		0.09%
Other Expenses		0.26%
Total Annual Fund Operating Expenses		1.35%
~~Less Fee Waiver/Expense Reimbursement~~Plus Recouped Management Fee1	0.01%
Net Annual Fund Operating Expenses		1.36%
1
~~“Other Expenses” includes acquired fund fees and expenses (“AFFE”).  For the fiscal year ended August 31, 2010, the Fund incurred AFFE totaling less than 0.01% of the Fund’s average daily net assets.  However, please note that with the inclusion of AFFE in “Other Expenses,” the “Total Annual Fund Operating Expenses” in the table above do not correlate to the “Ratio of Expenses to Average Net Assets Before Fees Waived” found in the “Financial Highlights” section of this Prospectus, which reflects the operating expenses of the Fund and does not include AFFE.~~

1
Fisher Asset Management, LLC, doing business as Fisher Investments (the “Adviser”), is contractually obligated to limit the Fund’s total annual operating expenses to 1.50% of the Fund’s average net assets through November 30, 2020 (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses~~AFFE~~ and extraordinary expenses). The Trust’s Board of Trustees can terminate this contract at any time upon 60 days’ written notice to the Adviser. Additionally, the Adviser may decline to renew this contract by written notice to the Trust at least 30 days before its annual review date. Pursuant to that contract, tThe Adviser may also request recoupment for management fee waivers and/or Fund expense payments made during the most recent three fiscal years.

3.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions suggested in Form N-1A, Item 3(e).

Response:  The Trust responds by referring the Staff to its response to Staff Comment 2, above, in which the Trust states that it has deleted references to fee waivers and/or expense reimbursements because the Adviser did not waive fees or reimburse expenses during the most recent fiscal year.  In addition, the Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the Annual Fund Operating Expenses table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursements],” respectively.” (Emphasis added).  Accordingly, the Trust respectfully declines to make any change in response to this comment and offers as support recent examples of similar fee table disclosure in Rule 485(b) and 497(k) filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

4.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, with respect to footnote 1 to the Annual Fund Operating Expenses table, please delete the first sentence and revise the second and third sentences to conform to the language described in Form N-1A, Item 3, Instruction 3(f)(vii).

Response:  The Trust responds by stating that the Fund did not incur indirectly any acquired fund fees and expenses during the most recent fiscal year; accordingly, the Trust has deleted the footnote in its entirety.

5.	Staff Comment: In the Summary Section – Fees and Expenses of the Fund, with respect to the Example, please put the bulleted items in paragraph form as outlined in Item 3 of Form N-1A.

Response:  The Trust responds by making the requested revision.

6.
Staff Comment:  In the Summary Section - Principal Investment Strategies, the first sentence states that the Fund will invest in “equity-like securities such as….”  The Staff considers the use of the term “such as” exemplary and requests the Fund indicate that this list is exhaustive, or include an exhaustive list of all equity securities in which it may invest.

Response:  The Trust responds by making the following revisions to the first sentence under its “Principal Investment Strategies” disclosure:

“The Fund seeks to achieve its objective by investing in a portfolio allocated between domestic and foreign common stocks and other equity-like securities, ~~such as~~ i.e., preferred stock, ~~convertible securities~~, warrants, rights and depositary receipts.”

7.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please define the term “convertible securities,” which appears in the first sentence of the first paragraph.  If this definition includes convertible debt securities, please include a description of the Fund’s ratings policy.

Response:  The Trust responds by stating thatthe Fund does not currently, nor does it intend to in the future, invest in convertible debt securities and by making revisions to the first sentence under the Fund’s “Principal Investment Strategies” disclosure as indicated in the Trust’s response to Staff Comment 6 above.

8.
Staff Comment:  In the Summary Section – Principal Investment Strategies, with respect to the “Domestic Stock Selection Strategy” please revise the disclosure so that this section’s principal investment strategies directly correlate to the Fund’s stated principal risks.

Response: The Fund’s strategy with respect to domestic stocks is based on style selection, which involves the Adviser’s emphasis on valuation (growth vs. value) and capitalization (large vs. small).  The risk factors currently disclosed in the Summary Section include “Style Risks,” “Value Style Risk,” “Growth Style Risk,” and “Capitalization Risk.”  The Trust believes those are the principal risks of the Fund’s strategy with respect to domestic stocks.  For that reason, no change has been made in response to this comment.

9.	Staff Comment: In the Summary Section – Principal Investment Strategies, as required by Form N-1A, Item 4, please summarize how the Adviser will decide what domestic securities to buy and to sell.

Response:  The Trust responds by appending the following paragraph to its “Domestic Stock Selection Strategy” disclosure:

“The Adviser will consider, among other things, the potential for favorable total return, the sector-, industry-, or style-specific risks of the stock, level of liquidity, issuer-specific fundamentals such as strategic advantages relative to peers, management execution of issuer strategy, and relative valuation and financial condition of the issuer, the existence of any significant known adverse uncertainty, and other operational risks when determining which domestic securities to purchase.  In determining which securities to sell, the Adviser will consider, among other things, whether an overall outlook for equity markets prompts a defensive portfolio allocation, whether strategic shifts in a sector or style allocation require such a sale to achieve the desired portfolio composition, or whether company specific fundamentals cause securities to no longer match the strategic attributes for which they were originally purchased.  The Adviser may also sell securities based upon the need for a complete sale or reduction of a position for risk control or diversification purposes.”

10.
Staff Comment:  In the Summary Section - Principal Investment Strategies, with respect to the Fund’s “Foreign Stock Selection Strategy,” please clarify the types of foreign securities in which the Fund may invest.

Response:  The Trust responds by adding the following sentences to the beginning of its “Foreign Stock Selection Strategy” disclosure:

“Foreign Stock Selection Strategy:  The Fund invests largely in common stock of foreign issuers.  The Fund also invests in foreign securities through American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs). In addition, the Fund may invest in the securities of issuers located in emerging markets. Like its domestic stock selection strategy, the Adviser uses style selection to make investment decisions regarding foreign stocks for the Fund.  Country selection also is a high priority, and the Adviser generally evaluates countries on a contrarian basis by avoiding those considered to be too popular or “overbought” by investors.”

11.	Staff Comment: In the Summary Section – Principal Investment Strategies, as required by Form N-1A, item 4, please summarize how the Adviser will decide what foreign securities to buy and sell.

Response:  The Trust responds by appending the following paragraph to its “Foreign Stock Selection Strategy” disclosure:

“When determining which foreign securities to purchase, the Adviser will consider country-and region-specific factors (including such factors as economic condition, political climate, and investor sentiment) in addition to those factors that are considered when determining which domestic securities to purchase.  The Adviser will decide which foreign securities to sell based upon the same factors that are considered when determining which domestic securities to sell.”

12.
 Staff Comment:  In the Summary Section – Principal Investment Strategies, with respect to the Fund’s “Foreign Stock Selection Strategy,” please include disclosure stating what are “underlying economic fundamentals” and what is a “top-down approach.”

Response: The Trust responds by making the following revisions to the last three sentences of its “Foreign Stock Selection Strategy” disclosure:

“After eliminating or reducing the Fund’s exposure to those countries, the Adviser tries to identify foreign countries with strong underlying economic fundamentals, such as expected growth rates and earning yields, and with stable political and financial infrastructure.  Once these markets are isolated, the Adviser searches for top tier companies within them.  The foreign portfolio is constructed by favoring stocks from countries with positive economic factors.  The Adviser believes that by using this top-down approach of considering broadly the desirability of investing in a certain market first, and then the desirability of investing in specific companies within that market, ~~adds~~ value is added by ~~avoiding~~ controlling risk.”

13.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please state whether the Fund will invest in emerging markets as part of its “Foreign Stock Selection Strategy,” and, if applicable, add appropriate risk disclosure.

Response:  The Trust responds by stating that the Fund will invest in emerging markets and by referring the Staff to its response to Staff Comment 10 above.  In addition, the Trust responds by inserting the following risk disclosure to its “Principal Investment Risk” disclosure in the Summary Section and its “Principal and Non-Principal Investment Strategies and Risks – Principal Strategies and Risks” disclosure, respectively:

“Emerging Market Risks.  Risks are greater for investments in emerging markets. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. In addition, trading volumes of emerging market securities may be lower and may result in limited liquidity and extreme price volatility.”

“Emerging Markets. Emerging market countries may have relatively unstable governments and less established market economies than developed countries. Emerging market countries may face greater social, economic, regulatory and political uncertainties. These risks make emerging market securities more volatile and less liquid than securities issued in more developed countries. As a result, the Fund may sustain sudden, and some times substantial, fluctuations in the value of its portfolio. The Fund’s investments in foreign and emerging market securities may also be subject to foreign withholding and/or other taxes, which would decrease the Fund’s yield on those securities.”

14.
Staff Comment:  In the Summary Section - Principal Investment Risks, with regard to the Fund’s “Allocation Risk,” which describes the risk associated with allocating the Fund’s assets by the Adviser, please state whether investment in fixed-income securities is a principal investment strategy of the Fund and provide appropriate disclosure.

Response:  The Trust responds by stating that investment in fixed-income securities is not a principal investment strategy of the Fund.  The Trust therefore, deletes the “Allocation Risk” disclosure under its “Principal Investment Risks” disclosure in the Summary Section, which refers to the Adviser’s possible allocation of the Fund’s assets to fixed-income securities, and moves it to the Fund’s “Principal and Non-Principal Investment Strategies and Risks - Non-Principal Strategies and Risks” disclosure as indicated in the Trust’s response to Staff Comment 23 below.

15.
Staff Comment:  In the Summary Section – Principal Investment Risks, with regard to the Fund’s “Foreign Investing Risk,” the Staff objects to the use of the word “may” in the first sentence.  If this is a principal investment strategy of the Fund, please delete the reference to “may purchase foreign securities,” or move this language to the Fund’s “Principal and Non-Principal Investment Strategies and Risks - Non-Principal Strategies and Risks” disclosure.

Response:  The Trust responds by making the following revision to the first sentence of the Fund’s “Foreign Investing Risk” disclosure:

“Foreign Investing Risk:  The Fund ~~may purchase~~ invests in foreign securities~~, including equity-type securities and fixed-income securities~~.”

16.	Staff Comment: In the Summary Section – Performance, please move the statement in the footnote to the bar chart to the text of the Prospectus.

Response:  The Trust responds by making the requested revision.

17.
Staff Comment:  In the Summary Section – Performance, if the return after taxes on distribution and sale of Fund shares is not higher than the return before taxes, please delete the second paragraph after the Average Annual Total Returns table.

Response:  The Trust responds by deleting the second paragraph after the Average Annual Total Returns table.

18.	Staff Comment: In the Summary Section – Management, with respect to the Fund’s “Portfolio Manager,” please disclose the inception date of the Fund.

Response:  The Trust responds by making the following revision to its “Management” disclosure:

“Portfolio Manager
Kenneth L. Fisher serves as the Fund’s Portfolio Manager and is primarily responsible for the day-to-day management of the Fund.  Mr. Fisher has managed the Fund since its inception in October 1996.  He is Chief Executive Officer, Chief Investment Officer and founder of Fisher Investments.”

19.	Staff Comment: In the Summary Section – Purchase and Sale of Fund Shares, please delete the first parenthetical in the first sentence, “(into the First American Prime Obligations Fund).”

Response:  The Trust responds by noting that during a telephone conference on the topic of “Implementing the Summary Prospectus” hosted by the Investment Company Institute held on October 26, 2009 with various members of the Staff, it was stated by a member of the Staff that the Commission did not object to the inclusion of information regarding the ability to exchange shares in the summary section regarding purchase and sale of fund shares if the procedures are identical to the procedures for purchases and sales.  Therefore, the Trust respectfully declines the Staff’s request.

20.
Staff Comment:  In the Summary Section – Purchase and Sale of Fund Shares, please delete the paragraph following the minimum initial and additional investments table regarding the Adviser’s discretion to waive minimum initial and additional investment requirements.

Response:  The Trust responds by making the requested deletion.

21.	Staff Comment: In the Summary Section – Tax Information, please delete the words “are taxable, and” as the inclusion of those words is redundant and not expressly required by Form N-1A, Item 7.

Response:  The Trust responds by making the requested deletion.

22.	Staff Comment: Please include the disclosure required by Form N-1A, Item 8 (Financial Intermediary Compensation).

Response:  The Trust responds by adding the requested disclosure.

23.
Staff Comment:  With respect to the Prospectus - “Related Investment Strategies and Risks,” please delete the reference to “Related” and list only principal and non-principal strategies and risks, distinguishing clearly between the two.

Response:  The Trust responds by replacing the word “Related” in the heading with the words “Principal and Non-Principal.”  In addition, the Trust makes appropriate revisions to that section as follows to clearly distinguish between principal and non-principal strategies and risks:.

“~~Related~~ Principal and Non-Principal Investment Strategies and Risks

Principal Strategies and Risks

Equity-Like Securities.  The term equity-like securities, as used in this prospectus, ~~includes, but is not limited~~ refers to: common stock, preferred stock, ~~convertible securities,~~ warrants, rights and depositary receipts.  The Fund will limit its investments in warrants and rights to no more than 5% of its net assets, valued at the lower of cost or market.  Warrants and rights acquired by the Fund in units or attached to securities are not subject to these restrictions.

Foreign Securities.  The Fund may invest without limitation in securities of foreign issuers through sponsored and unsponsored depositary receipts, and may invest up to 5% of its net assets at the time of purchase directly in the securities of foreign issuers.  ~~Foreign fixed-income securities that may be purchased by the Fund include debt obligations issued or guaranteed by foreign governments, their subdivisions, agencies or instrumentalities or foreign central banks; securities of foreign banks and other foreign business entities; securities indexed or denominated in foreign currencies or by supranational entities that have been constituted by the governments of several countries to promote economic development, such as The World Bank and The Asian Development Bank.  Foreign investment in certain foreign government debt is restricted or controlled to varying degrees, and the Fund makes no guarantee as to payment of principal or interest of any fixed-income security.~~  Dividends and interest payable on the Fund’s foreign portfolio securities may be subject to foreign withholding taxes, which may reduce the net return to shareholders.

Emerging Markets. Emerging market countries may have relatively unstable governments and less-established market economies than developed countries. Emerging market countries may face greater social, economic, regulatory and political uncertainties. These risks make emerging market securities more volatile and less liquid than securities issued in more developed countries. As a result, the Fund may sustain sudden, and some times substantial, fluctuations in the value of its portfolio. The Fund’s investments in foreign and emerging market securities may also be subject to foreign withholding and/or other taxes, which would decrease the Fund’s yield on those securities.

Securities Sale Strategy. For both domestic and foreign stocks in the portfolio, the Fund may sell such securities based on, but not limited to: changes in the overall outlook for equity markets prompting a defensive portfolio allocation; strategic shifts in sector, country, or style allocations requiring such a sale to achieve the desired portfolio composition; changes in company specific fundamentals causing such securities to no longer match the strategic attributes for which they were purchased originally; or the need for a full sale or paring of a position for risk control or diversification purposes.

Non-Principal Strategies and Risks

Defensive Strategy. If the Adviser anticipates the potential for poor prospects in the U.S. and/or foreign stock markets, the Fund may, but is not required to, adopt a defensive strategy by investing substantially in fixed-income securities or money market instruments, or employing index put options and other derivative hedging techniques, including short selling.  The Fund may sell securities short in an amount up to 40% of its net assets.  If the Fund adopts a defensive strategy, the Fund may not meet its investment objective.

•
Fixed-Income Securities.  The Fund is not limited as to the maturity of its fixed-income investments.  Debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligations (credit risk), and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk).  The market value of all debt obligations is affected by changes in prevailing interest rates.  The market value of such instruments generally reacts inversely to interest rate changes.  If prevailing interest rates decline, the market value of debt obligations generally increases.  If prevailing interest rates increase, the market value of debt obligations generally decreases.  In general, the longer the maturity of a debt obligation, the greater its sensitivity to changes in interest rates.

Foreign fixed-income securities that may be purchased by the Fund include debt obligations issued or guaranteed by foreign governments, their subdivisions, agencies or instrumentalities or foreign central banks; securities of foreign banks and other foreign business entities; securities indexed or denominated in foreign currencies or by supranational entities that have been constituted by the governments of several countries to promote economic development, such as The World Bank and The Asian Development Bank.  Foreign investment in certain foreign government debt is restricted or controlled to varying degrees, and the Fund makes no guarantee as to payment of principal or interest of any fixed-income security.

•
Money Market Instruments.  Money market instruments are short-term, high-quality (rated in the top two categories by S&P, Moody’s or other nationally recognized securities rating organizations) instruments denominated in U.S. dollars or other freely convertible currency, including, but not limited to, short-term obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, U.S. finance company obligations, corporate commercial paper, obligations of banks and repurchase agreements.

•
Derivatives. The Fund may use derivative securities, including options, to avoid losses or earn additional income.  Securities are considered derivatives when their value is determined or “derived” from the performance of underlying assets, interest rates or indices in which the security does not actually represent ownership.  The price movements of derivatives may be more volatile than those of other securities, and their use often involves greater than ordinary investment risk.  The Fund anticipates using derivatives principally in an attempt to avoid losses, but there is no guarantee such attempts will be successful.

Among the derivatives the Fund may purchase are options.  The Fund can write options up to 25% of the value of its net assets (measured at the time an option is written), and the Fund will not purchase put or call options where the aggregate premiums on its outstanding options exceed 5% of its net assets at the time of purchase.  Any unlisted options purchased are not subject to the protections afforded purchasers of listed options issued by the Options Clearing Corporation, which performs the obligations of its members if they default.

•
Short Sales.  The Fund’s short positions represent stocks that the Fund has borrowed from their owners, and then sold to other investors.  The Fund remains obligated to return the borrowed stocks to their owners.  To do this, the Fund will have to purchase the borrowed stocks back at some point in the future and pay whatever the market price for those stocks may then be.  If the price of those stocks has gone up since the time the Fund borrowed the stocks and sold them, the Fund will lose money on the investment.  Although the Fund’s gain is limited by the amount for which it sold the borrowed security, its potential loss is unlimited.  A mutual fund that engages in short selling is more risky than other mutual funds that do not engage in short selling.

Allocation.  Although the Fund primarily invests in common stocks, based on the Adviser’s assessment of economic and market conditions, the Fund may invest some or all of its assets in fixed-income securities.  There is the risk the Adviser’s allocation could cause the Fund not to meet its investment objective.  The Adviser may not correctly anticipate favorable or unfavorable market conditions that would otherwise justify a change in portfolio allocation or style.

Portfolio Turnover.  The Fund may sell a given security, regardless of how long it has been held in the portfolio, and whether the sale is at a gain or loss.  High portfolio turnover in any year will result in the payment by the Fund of above-average transaction costs and could result in the payment by shareholders of above-average amounts of taxes on realized investment gains.”

24.
Staff Comment:  In the Prospectus – Principal and Non-Principal Investment Strategies and Risks, please describe the Fund’s specific use of derivatives, or, if applicable, state that the Fund is not currently utilizing derivatives.

Response: The Trust responds by stating that the Fund currently is not utilizing derivatives and makes the following revision to its “Principal and Non-Principal Strategies and Risks – Non-Principal Strategies and Risks” disclosure:

“Derivatives. Although the Fund currently is not investing in any derivative securities, Tthe Fund may use derivative securities, including options, to avoid losses or earn additional income.  Securities are considered derivatives when their value is determined or “derived” from the performance of underlying assets, interest rates or indices in which the security does not actually represent ownership.  The price movements of derivatives may be more volatile than those of other securities, and their use often involves greater than ordinary investment risk.  The Fund anticipates using derivatives principally in an attempt to avoid losses, but there is no guarantee such attempts will be successful.”

25.	Staff Comment: In the Prospectus – Pricing of Fund Shares, please delete the reference to net asset value as determined after “acceptance” of a complete purchase or redemption request.

Response: The Trust responds by making the following revision to its “Pricing of Fund Shares” disclosure:

“The price you pay when buying Fund shares, and the price you receive when selling (redeeming) Fund shares, is the net asset value of the shares next determined after receipt ~~and acceptance~~ in “good order” of a complete purchase or redemption request.  “Good order” means that your request contains the Fund’s name, your account number, the amount of your payment (for purchase requests) or the amount to be redeemed (for redemption requests), and the signature(s) of the account owner(s).”

The Purisima All-Purpose Fund

1.	Staff Comment: Please state the Trust’s intentions with respect to the use of the All-Purpose Fund for the next 12 months.

Response:  The Trust responds by stating that over the next 12 months, the Trust intends to maintain the Fund so that it is available for implementation of various forms of defensive strategies in the event the Adviser anticipates unfavorable conditions in the U.S. and/or foreign equity markets.

2.	Staff Comment: In the Summary Section – Principal Investment Strategies, please describe the types of equity securities in which the Fund may invest.

Response:  The Trust responds by making the following revisions to the first paragraph of its “Principal Investment Strategies” disclosure:

 “The Fund is non-diversified and seeks to achieve its objective by investing in a portfolio that may include derivative securities (including the use of futures and options strategies), money market instruments, domestic and/or foreign common stocks and other equity-like securities, i.e., preferred stock, warrants, rights, and depositary receipts, fixed-income securities, and exchange traded funds~~and other securities~~.  The Fund may also sell securities short and may enter into swap agreements.  ~~The Fund may also at times invest in U.S. and foreign common stocks and fixed-income securities.~~  The Fund’s investments in different types of securities may vary significantly.”

3.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the caption “Less Fee Waiver/Expense Reimbursement” in the Annual Fund Operating Expenses table, to read “Fee Waiver and/or Expense Reimbursement” to conform to the captions suggested in Form N-1A, Item 3, Instruction 3(e).

Response:  The Trust responds by making the requested revision.

4.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions suggested in Form N-1A, Item 3(e).

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the Annual Fund Operating Expenses table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursements],” respectively.” (Emphasis added).  Accordingly, the Trust respectfully declines to make any change in response to this comment and offers as support recent examples of similar fee table disclosure in Rule 495(b) and/497(k) filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

5.	Staff Comment: In the Summary Section – Fees and Expenses of the Fund, with respect to the Example, please put the bulleted items in paragraph form as outlined in Item 3 of Form N-1A.

Response:  The Trust responds by making the requested revision.

6.
Staff Comment:  In the Summary Section - Principal Investment Strategies, with respect to the second paragraph that reads: “This is a non-Fundamental investment objective that can be changed by the Fund upon 60 days’ prior notice to shareholders,” please clarify what “This” is, and if not a principal investment strategy, move to the Funds “Principal and Non-Principal Investment Strategies and Risks – Non-Principal Strategies and Risks” disclosure.

Response:  The Trust responds by making the following revision to the second paragraph under its “Principal Investment Strategies” disclosure:

~~“ This is a non-fundamental~~ The Fund’s investment objective ~~that~~ can be changed by the Fund upon 60 days’ prior notice to shareholders.”

7.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please describe the Fund’s specific use of derivatives, or, if applicable, state that the Fund is not currently utilizing derivatives.

Response:  The Trust responds by stating that the Fund currently is not utilizing derivative securities and by making revisions to the Fund’s “Principal Investment Strategies” disclosure, as indicated in the Trust’s response to Staff Comment 9, below.

8.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please describe what is meant by “to the extent permitted under applicable law” as disclosed in the last sentence under the bullet point entitled “Defensive Investment Strategy.”

Response:  The Trust acknowledges that the Fund’s use of various stated techniques is subject to applicable law, such as Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), and related rules and Staff interpretation.  However, the Trust also acknowledges that the disclosure in the Prospectus may not be useful to investors.  Therefore, the Trust responds by deleting the words “to the extent permitted under applicable law” as indicated in the Trust’s response to Staff Comment 9, below.

9.
Staff Comment:  In the Summary Section – Principle Investment Strategies, with respect to the Fund’s “Defensive Investment Strategies” and its “Temporary Defensive Strategy,” please clarify the difference between these two strategies.  Also, please explain the terms “certain defensive strategies” and “aggressive defensive strategy.”

Response:  The Trust responds by replacing the terms “Defensive Investment Strategies” and “Temporary Defensive Strategy” with the terms “Equity Bear Market Defensive Strategy” and “Interim Strategy,” respectively and by making the following revisions to its “Principal Investment Strategies” disclosure:

~~“Defensive Investment Strategies~~Equity Bear Market Defensive Strategy. The Fund is intended primarily to provide a means for shareholders to efficiently make use of ~~certain~~various forms of defensive strategies in the event ~~of~~the Adviser anticipates unfavorable conditions in the U.S. and/or foreign equity markets.  If the Adviser anticipates the potential for poor prospects in the U.S. and/or foreign stock markets, the Fund may adopt a~~an aggressive~~ defensive strategy intended to maintain value during an equity market decline, or a more aggressive defensive strategy intended to not only  maintain value during an equity market decline, but also seek positive return over and above a cash-like strategy.  These defensive strategies may employ~~ing~~ index put options, futures contracts and other techniques involving the use of derivative instruments, including short selling and the use of swap agreements.  The Fund may use these techniques both for hedging and non-hedging purposes~~, to the extent permitted under applicable law~~. Currently, the Fund does not hold any derivative positions.

•
Futures and Options. The Fund may use futures contracts and related options for hedging purposes to offset changes in the value of securities held or expected to be acquired.  They may also be used to gain exposure to a particular market or instrument, to create a synthetic money market position, and for certain other tax-related purposes.

•
Short Selling. Selling short is selling a security that the Fund does not own in the expectation that the security’s value will fall.  The Fund borrows a security from a broker and then immediately sells it.  Later, the Fund repurchases the security and delivers it to the broker as repayment for the borrowed shares.

•
Swap Agreements. The Fund may enter into swap agreements for purposes of attempting to gain exposure to a particular group of stocks or to an index of stocks without actually purchasing those stocks, or to hedge a position.  The Fund will use short-term swap agreements to exchange the returns (or differentials in rates of return) earned or realized in particular predetermined investments or instruments.

~~Temporary Defensive Strategy~~Interim Strategy. The Fund anticipates that for a majority of the time the Fund will maintain an interim strategy, when the Adviser does not actively anticipate poor equity market performance. ~~The~~ In such periods, the Fund may hold some or all of its assets in cash or in money market instruments, including U.S. Government obligations, shares of other mutual funds and repurchase agreements, or may make other ~~short-term~~ investments with short maturity intended to either maintain liquidity or for ~~short-term~~ defensive purposes when the Adviser believes it is in the best interests of the shareholders to do so.  During these periods, the Fund may not achieve its investment objective.  Note:  As of the date of this Prospectus, 100% of the Fund’s assets are invested in money market instruments and U.S. Government obligations and have been so invested since the Fund’s inception in November 2005.

~~•~~
~~Futures and Options. The Fund may use futures contracts and related options for hedging purposes to offset changes in the value of securities held or expected to be acquired.  They may also be used to gain exposure to a particular market or instrument, to create a synthetic money market position, and for certain other tax-related purposes.~~

~~•~~
~~Short Selling. Selling short is selling a security that the Fund does not own in the expectation that the security’s value will fall.  The Fund borrows a security from a broker and then immediately sells it.  Later, the Fund repurchases the security and delivers it to the broker as repayment for the borrowed shares.~~

~~•~~
~~Swap Agreements. The Fund may enter into swap agreements for purposes of attempting to gain exposure to a particular group of stocks or to an index of stocks without actually purchasing those stocks, or to hedge a position.  The Fund will use short-term swap agreements to exchange the returns (or differentials in rates of return) earned or realized in particular predetermined investments or instruments.”~~

10.
Staff Comment:  In the Summary Section - Principal Investment Strategies, with respect to the Fund’s “Temporary Defensive Strategy,” the Staff believes it is disingenuous to describe “short-term investments” when the Fund has utilized this strategy since the Fund’s inception.  Please revise this disclosure.

Response:  The Trust clarifies that the term “short-term investments” as used in the Trust’s Prospectus refers to investments with short maturity rather than investments that the Fund intends to invest only for a short time period.  The Trust responds by making revisions to its “Interim Strategy” disclosure as indicated in the Trust’s response to Staff Comment 9 above.

11.	Staff Comment: In the Summary Section - Principal Investment Risks, with respect to the Fund’s “Industry Concentration Risk,” please declare the Fund’s policy with respect to concentration.

Response:  The Trust responds by making the following revisions to its “Principal Investment Risks” disclosure:

“Industry Concentration Risk: The Fund ~~is not restricted from concentrating~~ may concentrate its investments in a single industry or in a ~~limited number~~ group of industries, including without limitation any single industry or combination thereof, as defined under the Global Industry Classification System (GICS).   ~~If such~~ cConcentration ~~were to occur,~~ in one industry or in a group of industries may cause the Fund ~~would~~ to be subject to the risks specific to those industries to a greater degree.  If the Fund invests more than 25% of its total assets in a single industry or a group of industries (other than the U.S. Government or its agencies or instrumentalities), it ~~would~~ will notify shareholders.”

12.	Staff Comment: In the Summary Section Prospectus - Performance, please move the statement in the footnote to the bar chart to the text of the Prospectus.

Response:  The Trust responds by making the requested revision.

13.
Staff Comment:  In the Summary Section - Performance, with respect to the Average Annual Total Returns table, the table should show the returns of an appropriate broad-based securities market index.  Is Merrill Lynch U.S. Treasury Bills 0-3 Months Index a broad-based index?  If not, replace this Index with a broad-based Index in the Average Annual Total Returns table.

Response:  The Trust responds by stating that, given the goals of both the current “Interim Strategy” and “Equity Bear Market Defensive Strategy” (see response to Staff Comment 9, above) are generally to track or slightly outperform the return of liquid, cash-like instruments, the Trust believes that the Merrill Lynch U.S. Treasury Bills 0-3 Months Index is an appropriately broad based index for the Fund.  For that reason, the Trust declines to make any change in response to this comment.

14.	Staff Comment: In the Summary Section – Management, with respect to the Fund’s “Portfolio Manager,” please state the inception date of the Fund.

Response:  The Trust responds by making the following revision to its “Management” disclosure:

“Portfolio Manager
Kenneth L. Fisher serves as the Fund’s Portfolio Manager and is primarily responsible for the day-to-day management of the Fund.  Mr. Fisher has managed the Fund since its inception in November 2005.  He is Chief Executive Officer, Chief Investment Officer and founder of Fisher Investments.”

15.
Staff Comment:  In the Summary Section – Purchase and Sale of Fund Shares, please delete the paragraph following the minimum initial and additional investments table regarding the Adviser’s discretion to waive minimum initial and additional investment requirement.

Response:  The Trust by making the requested deletion.

16.	Staff Comment: In the Summary Section –Tax Information, please delete the words “are taxable, and” as the inclusion of those words is redundant and not expressly required by Form N-1A, Item 7.

Response:  The Trust responds by making the requested revision.

17.
Staff Comment:  With respect to the Prospectus – Related Investment Strategies and Risks, please delete the reference to “Related” and clearly state which strategies and risks are principal and which ones are non-principal.

Response: The Trust responds by replacing the word “Related” in the heading with the words “Principal and Non-Principal”.  In addition, the Trust makes appropriate revisions to that section as follows to clearly distinguish between principal and non-principal strategies and risks:

“~~Related~~ Principal and Non-Principal Investment Strategies and Risks

Principal Strategies and Risks

Equity-Like Securities. The term equity-like securities, as used in this prospectus, ~~includes, but is not limited~~ refers to: common stock, preferred stock, ~~convertible securities,~~ warrants, rights and depositary receipts.

Foreign Securities. The Fund may invest without limitation in securities of foreign issuers through sponsored and un-sponsored depositary receipts or directly in the securities of foreign issuers.  Foreign fixed-income securities that may be purchased by the Fund include debt obligations issued or guaranteed by foreign governments, their subdivisions, agencies or instrumentalities or foreign central banks; securities of foreign banks and other foreign business entities; securities indexed in or denominated in foreign currencies or by supranational entities that have been constituted by the governments of several countries to promote economic development, such as The World Bank and The Asian Development Bank.  Foreign investment in certain foreign government debt is restricted or controlled to varying degrees, and the Fund makes no guarantee as to payment of principal or interest of any fixed-income security.  Dividends and interest payable on the Fund’s foreign portfolio securities may be subject to foreign withholding taxes, which may reduce the net return to shareholders.

Fixed-Income Securities. The Fund is not limited as to the maturity of its fixed-income investments.  Debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligations (credit risk), and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk).  The market value of all debt obligations is affected by changes in prevailing interest rates. The market value of such instruments generally reacts inversely to interest rate changes.  If prevailing interest rates decline, the market value of debt obligations generally increases.  If prevailing interest rates increase, the market value of debt obligations generally decreases.  In general, the longer the maturity of a debt obligation, the greater its sensitivity to changes in interest rates.

Securities Sale Strategy. The Fund may sell securities based on, but not limited to, a shift in the outlook for the appropriateness of the defensive strategy relative to investments in equity markets; a change in security specific fundamentals causing the continued holding of such security to no longer match the strategic attributes for which the purchase was made originally; or the need for risk control or diversification purposes.

~~Money Market Instruments. Money market instruments are short-term, high-quality (rated in the top two categories by S&P, Moody’s or other nationally recognized securities rating organizations) instruments denominated in U.S. dollars or other freely convertible currency including, but not limited to, short-term obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, U.S. finance company obligations, corporate commercial paper, obligations of banks and repurchase agreements.~~

Additional Risks of Derivatives. The Fund may use derivative securities, including options, to avoid losses or earn additional income.  Securities are considered derivatives when their value is determined or “derived” from the performance of underlying assets, interest rates or indices in which the security does not actually represent ownership.  The price movements of derivatives may be more volatile than those of other securities, and their use often involves greater than ordinary investment risk.  The Fund anticipates using derivatives principally in an attempt to avoid losses, but there is no guarantee such attempts will be successful.

Among the derivatives the Fund may purchase are options.  Any unlisted options purchased are not subject to the protections afforded purchasers of listed options issued by the Options Clearing Corporation, which performs the obligations of its members if they default.

Non-Principal Strategies and Risks

Money Market Instruments. Money market instruments are short-term, high-quality (rated in the top two categories by S&P, Moody’s or other nationally recognized securities rating organizations) instruments denominated in U.S. dollars or other freely convertible currency including, but not limited to, short-term obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, U.S. finance company obligations, corporate commercial paper, obligations of banks and repurchase agreements.

Portfolio Turnover. The Fund may sell a given security regardless of how long it has been held in the portfolio, and whether the sale is at a gain or loss.  High portfolio turnover in any year will result in the payment by the Fund of above-average transaction costs and could result in the payment by shareholders of above-average amounts of taxes on realized investment gains.

Short Sale Risk.  The Fund’s short positions represent stocks that the Fund has borrowed from their owners, and then sold to other investors.  The Fund remains obligated to return the borrowed stocks to their owners.  To do this, the Fund will have to purchase the borrowed stocks back at some point in the future and pay whatever the market price for those stocks may then be.  If the price of those stocks has gone up since the time the Fund borrowed the stocks and sold them, the Fund will lose money on the investment.  Although the Fund’s gain is limited by the amount for which it sold the borrowed security, its potential loss is unlimited.  A mutual fund that engages in short selling is more risky than other mutual funds that do not engage in short selling.”

18.	Staff Comment: In the Prospectus – Pricing of Fund Shares, please delete the reference to net asset value as determined after “acceptance” of a complete purchase or redemption request.

Response: The Trust responds by making the following revision to its “Pricing of Fund Shares” disclosure:

“The price you pay when buying Fund shares, and the price you receive when selling (redeeming) Fund shares, is the net asset value of the shares next determined after receipt ~~and acceptance~~ in “good order” of a complete purchase or redemption request.  “Good order” means that your request contains the Fund’s name, your account number, the amount of your payment (for purchase requests) or the amount to be redeemed (for redemption requests), and the signature(s) of the account owner(s).”

Statement of Additional Information

1.	Staff Comment: Please state what the All-Purpose Fund’s policy is with respect to industry concentration.

Response: The Trust responds by making the following revision to its “Investment Restrictions” disclosure to reflect the equivalent statements appearing in the Prospectus since inception:

“4.
The Total Return Fund may not purchase the securities of any issuer if, as a result, 25% or more of the value of its total assets, determined at the time an investment is made, exclusive of U.S. government securities, are in securities issued by companies primarily engaged in the same industry.  The All-Purpose Fund may concentrate its investments in a single industry or a group of industries.”

2.
Staff Comment: In the Statement of Information – Investment Restrictions, please revise the Funds’ fundamental investment policy with respect to borrowing to state that any borrowings that exceed 33 1/3% of a Fund’s total net assets by reason of a decline in its  net asset value will be reduced within three days, rather than three business days, as required by Section 18 of the 1940 Act.

Response:  The Trust responds by revising its “Investment Restrictions”, disclosure with respect to restrictions on borrowing, to conform to the exact language of Section 18(f), of the 1940 Act as follows:

”7.
The Funds may not borrow money, except that a Fund may borrow money from a bank for temporary or emergency purposes (not for leveraging) in an amount not exceeding 33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings).  Any borrowings that exceed 33 1/3% of a Fund’s total assets by reason of a decline in its net asset value will be reduced within three ~~business~~ days thereafter (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.  Transactions involving options, futures and options on futures, will not be deemed to be borrowings if properly covered by designated liquid assets where appropriate.”

If you have any additional questions or require further information, please contact Alia Mendez, Esq. of the Trust’s administrator, U.S. Bancorp Fund Services, LLC, at (414) 765-6620.

Sincerely,

Tom Fishel
Vice President
The Purisima Funds